UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 11, 2023

_____

In the Matter of

Heroic Empire Acquisition Limited
1 Fullerton Road
#02-01 One Fullerton
Singapore 049213

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-263023

_____

Heroic Empire Acquisition Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Heroic Empire Acquisition Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn.

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 11, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief